200 Renaissance Center, Mail Code 482-B8-D76
Detroit, Michigan 48265
(313) 556-5000

November 26, 2008

Mr. Amit Pande
Assistant Chief Accountant
United States Securities and Exchange Commission
450 Fifth Street Northwest
Washington, D.C. 20549
Dear Mr. Pande:
This communication is provided in response to your letter dated November 5, 2008 regarding your review of GMAC’s December 31, 2007, Annual Report on Form 10-K filed with the SEC on February 27, 2008, and GMAC’s Quarterly Reports on Form 10-Q filed with the SEC on May 7, 2008, and August 7, 2008, (File No. 1-03754). Our responses are presented below, following each of the respective comments communicated in your letter.
Form 10-K for the Year Ended December 31, 2007
Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 1. Description of Business and Significant Accounting Policies
Loans Held for Sale, page 90
1.	We note your response to comment 3 from our letter dated August 7, 2008 in which you state, “We define foreseeable future as the longest reasonably reliable net income, liquidity and capital forecast period.” As such, without defining the “foreseeable future” for accounting policy purposes in a specific time frame, it is unclear how you could positively assert that you have the intent and ability to hold the transferred loans for the foreseeable future. Please address the following in this regard:
Responses
•	tell us and disclose in future filings the time frame, in numerical terms, you have used in defining “foreseeable future” for purposes of classifying loans as held-for-investment (HFI) or held-for-sale (HFS). Please specifically discuss each loan category separately if it differs by loan category. Additionally, to the extent that this time period has changed over the past few years, please discuss the changes and why;
We believe twelve months is the most appropriate numerical timeframe for management to consider for the purposes of classifying loans as HFI or HFS under generally accepted accounting principles (GAAP). Whereas we have not historically used a bright-line test or

United States Securities and Exchange Commission
Mr. Amit Pande
November 26, 2008

static analysis horizon in our definition of foreseeable future, we have generally constructed our global liquidity reports, in particular ResCap’s Executive Liquidity Report (ELR), which we deem to be a conclusive factor in assessing our forecasted ability to hold our HFI loans as guided by GAAP, based upon a rolling twelve-month horizon. We believe this twelve-month period is an acceptable parameter in defining a policy that our management can consistently apply and be supported by our forecasting tools. In addition, we believe this twelve-month duration is appropriate to allow for a reasonably reliable forecast period although any forecast period’s results would remain subject to modification as unforeseen facts and circumstances arise.
During each fiscal quarter, our ResCap business examines its liquidity forecast assumptions and projections within a twelve-month horizon in light of current market conditions, recently completed transactions and identified opportunities or initiatives with regard to our current liquidity situation and its forecasted ability to meet operational cash needs across all periods within that twelve-month horizon. Based on this assessment, it concludes on its forecasted ability to continue to hold mortgage loans as HFI for that twelve-month forecast period. As experienced in the first half of 2008, ResCap’s assumptions and projections within updated forecasts could change in subsequent quarters in response to changing market conditions and unforeseen liquidity events leading to its inability to hold certain mortgage loans for the foreseeable future. As disclosed in the first and second quarters, once ResCap management concluded it was unable to hold specific loans for the foreseeable future, we reclassified the mortgage loans projected to be sold to generate incremental liquidity from HFI to HFS. We have concluded that unforeseen actions required as a result of updated forecasts, due to changing conditions and unforeseen liquidity events, do not negate our assertion with respect to our ability to hold loans for the foreseeable future at a historical point in time nor do they contradict ResCap’s ongoing forecasted ability and intent to hold its remaining mortgage loans as HFI.
During each fiscal quarter our Global Automotive Finance and Commercial Finance businesses also reexamine their ability and intent to hold loans for the foreseeable future. Beginning in September 2007, all consumer U.S. automotive loans have been originated as HFS as our automotive finance business moved to an “originate-to-distribute” business model in the United States. This classification continues to be based on management’s ongoing assessment of its forecasted ability to meet committed forward-flow whole-loan sale agreements, and internal liquidity and funding forecasts.
Our net income and capital forecasting tools supplement our liquidity tools and generally follow our annual planning cycle and related forecast process. We generally prepare a twelve-month net income and capital financial operating plan prior to the beginning of each calendar year. The net income and capital outlook is a monthly forecast for the remainder of the calendar year. Once a loan has been classified as HFI, we would not expect the intent regarding that loan to change during the current annual net income and capital forecast process. We may subsequently reassess our intent to hold loans for the foreseeable future by considering our overall business strategy and current business plans, and the nature and type of loan, including its expected life. Consistent with our business of managing the spread between the yield on our assets and the cost of our funds, loans are periodically reevaluated to determine if our minimum spreads continue to meet our profitability objectives. If subsequent changes in interest rates or our cost of funds occur, we may subsequently change our intent to hold these loans for investment.

United States Securities and Exchange Commission
Mr. Amit Pande
November 26, 2008

The following are proposed disclosure revisions (italicized language represents proposed additions) we would include in our fiscal year 2008 Form 10-K:
•	Note 1 Significant Accounting Policies — Finance Receivables and Loans
“We classify finance receivables and loans between loans held-for-sale and loans held-for-investment based on management’s assessment of our intent and forecasted ability to hold loans for the foreseeable future or until maturity. Management’s view of foreseeable future is generally a twelve-month period based on the longest reasonably reliable net income, liquidity, and capital forecast period. Management’s actual ability to hold loans for the foreseeable future with respect to certain loans is subject to a number of factors, including economic, liquidity and capital conditions, and therefore may change. As of each reporting period, management has determined its ability to hold loans for the foreseeable future based on assumptions for cash and capital requirements. We may subsequently reassess our intent to hold loans for the foreseeable future by considering our overall business strategy and current business plans, and the nature and type of loan, including its expected life. Consistent with our business of managing the spread between the yield on our assets and the cost of our funds, loans are periodically reevaluated to determine if our minimum spreads continue to meet our profitability objectives. If subsequent changes in interest rates or our cost of funds occur, we may subsequently change our intent to hold these loans for investment.
•	Note 6 Finance Receivables and Loans, and Loans Held-for-Sale
Unforeseen liquidity events have resulted in necessary actions taken to sell mortgage loans to generate incremental liquidity, resulting in our reclassifying $x.x billion of mortgage loans previously categorized as held-for-investment to mortgage loans held-for-sale. The carrying value of these loans was transferred and the loans were revalued resulting in a loss on mortgage loans of approximately $x.x billion. Either the loans transferred were sold prior to December 31, 2008, or we intend to sell them in the near-term. As of December 31, 2008, mortgage loans held-for-sale with an unpaid principal balance of $x.x million remained on our consolidated balance sheet that were part of the $x.x billion of mortgage loans transferred during the fiscal year 2008.
There is no differentiation in our forecast periods by loan category. However, management does acknowledge that a specific change in our liquidity forecast may be limited to a specific business unit or geography in which we operate, which in turn may affect our forecasted ability to hold these specific loans for the foreseeable future.
There have been no changes to our definition of foreseeable future, although market conditions and unforeseen liquidity requirements have affected our actual ability to hold certain loans for the foreseeable future.
•	in the event you consider a range of periods for each of the three factors — net income, liquidity and capital — please tell us and disclose in future filings how you determine which specific point in these ranges is most representative of your foreseeable future;

United States Securities and Exchange Commission
Mr. Amit Pande
November 26, 2008

We do not consider a range of periods. Our liquidity forecast at ResCap supports our assessment regarding our forecasted ability to hold mortgage loans for the foreseeable future across all periods within the twelve-month forecast horizon. Once a mortgage loan has been classified as HFI, we would not expect the intent regarding that loan to change during the current annual net income and capital forecast time horizon or as a result of any future net income and capital forecast process.
•	among each of the three factors considered, which is considered to be more conclusive in your determination of the foreseeable future; and
Management considers our liquidity forecast as a conclusive factor in our determination of forecasted ability to hold mortgage loans as HFI for the foreseeable future. Our transfers from HFI to HFS have occurred as a response to unforeseen liquidity constraints impacting our actual ability to hold the loans for the foreseeable future. We have incurred and recorded significant realized losses upon transfer and sale of these loans in order to generate incremental liquidity.
•	we note from your response that the forecasting process includes monthly net income, weekly liquidity, and periodic capital forecast preparations. Given that the three factors are evaluated over different time horizons, tell us how that is factored in defining the foreseeable future over the longest reasonably reliable net income, liquidity and capital forecast period.
The reference to monthly net income and weekly liquidity refers to the frequency in which these tools are updated, not their time horizon. ResCap’s weekly executive liquidity report (ELR) is a rolling twelve-month report updated weekly. Our net income and capital forecasting process is based upon the annual planning cycle. We prepare a twelve-month net income and capital financial operating plan prior to the beginning of each calendar year. The net income and capital outlook is a monthly forecast for the remainder of the calendar year.
2.	We note your response to comment 3 from our letter dated August 7, 2008 in which, on page 5, you discuss your use of Expected Liquidity Reports (“ELR”) to determine your liquidity and funding needs over a rolling twelve-month period. Additionally, we note your transfer of $1.5 billion and $2.3 billion of loans back to held-for-sale (HFS) from held-for-investment (HFI), during the quarter ended March 31, 2008 and June 30, 2008, respectively and the total loss of $732.5 million recorded on the transfers. Please respond to the following:
•	tell us in more detail about the specific unanticipated liquidity needs that arose and necessitated a change from the HFI to HFS for the loans transferred back to HFS. Please ensure your response discusses the differences in assumptions/expectations from the immediately preceding ELR reports and the timing of when the assumptions changed;
In the first quarter of 2008, the following unanticipated liquidity needs arose at ResCap impacting our previous assertion with respect to our forecasted ability to hold certain mortgage loans for the foreseeable future:

United States Securities and Exchange Commission
Mr. Amit Pande
November 26, 2008

•	In February and March, 2008, ResCap began to experience non-renewal of several domestic and foreign funding facilities. Prior to the reduction of market liquidity and consistent with our historical experience, we assumed renewal of these facilities. Many of the funding facilities that renewed in the first quarter did so with lower than forecasted advance rates. This reduction in capacity within ResCap’s international businesses occurred particularly rapidly due to the speed in which the international capital markets were impacted.

•	The fair value of ResCap’s underlying collateral continued to rapidly decline due to unforeseen market illiquidity during 2008 resulting in a reduction to ResCap’s borrowing base in multiple facilities.

•	As ResCap mortgage loans, which serve as collateral in ResCap’s funding facilities, became delinquent at higher rates these delinquent loans became ineligible collateral and had to be removed from certain funding facilities resulting in ResCap’s pay down of the debt or posting additional collateral through a margin call;

•	As loan delinquencies increased, ResCap cash outflows increased as a result of our obligation to make certain cash advances as servicer and master servicer, in accordance with our various agency whole-loan sales and non-agency securitizations;

•	In March 2008, a rating agency’s decision not to reaffirm a significant funding facility’s rating resulted in its early amortization thus preventing on-going funding of that business through the facility and expediting required pay down of the related debt out of collateral cash flows; and

•	In February and March 2008, a significant portion of ResCap’s daily operating cash was cash collateral posted to margin accounts related to ResCap’s Mortgage Servicing Rights (MSR) hedging activity (which use as operating cash is consistent with the terms of the related margin arrangements). The increased volatility in the first quarter of 2008 to the fair value of these hedges resulted in extreme short-term volatility to ResCap operating cash accounts in a manner in which we had not experienced previously.
The total of these items reduced ResCap’s liquidity cash portfolio by $0.9 billion at March 31, 2008, in comparison to December 31, 2007, and reduced ResCap secured committed facility capacity by $3.7 billion for the same periods. Based on ResCap’s liquidity forecasts during the first quarter and as of March 31, 2008, we reclassified $1.5 billion of mortgage loans from HFI to HFS.
In the second quarter of 2008, the following additional unanticipated liquidity needs arose at ResCap further impacting our previous assertion with respect to our forecasted ability to hold certain mortgage loans for the foreseeable future:
•	Many of the items noted above worsened during the second quarter resulting in additional non-renewal of existing credit facilities and aging limit restrictions in specific facilities beyond ResCap’s forecasts as of March 31, 2008. Additional collateral was removed from funding facilities, and ResCap continued to experience

United States Securities and Exchange Commission
Mr. Amit Pande
November 26, 2008

declines in fair value of its assets in inactive markets. These items resulted in having to post additional collateral due to new margin calls or to further pay down existing debt facilities;
•	During the quarter, ResCap’s MSR hedge profile continued to experience extreme volatility and the cash collateral balance decreased by $500 million during the quarter. In addition, ResCap had to adjust its hedging strategy to reflect a decreased operating cash environment;

•	In April 2008, the majority of ResCap’s foreign currency forward swap agreements matured and were unable to be renewed due to counterparties no longer being willing to execute swaps with ResCap as a result of recent downgrades of its credit rating. Consequently, ResCap experienced increased net income and cash volatility; and

•	In June 2008, ResCap experienced an inability to consummate approximately $1.3 billion of forecasted asset sales due to the market environment and the unanticipated actions of its counterparties. This delayed the timing of the cash inflow and reduced total proceeds.
While ResCap’s liquidity cash portfolio was relatively flat at June 30, 2008, compared to March 31, 2008, the total of these items reduced its secured committed facility capacity by approximately $6.3 billion during the quarter. Accordingly, ResCap identified another $2.3 billion of mortgage loans classified as HFI as targets for cash generating needs. This was based on ResCap’s liquidity forecast during the second quarter and as of June 30, 2008.
•	tell us how you determined that only the $3.8 billion of loans should have been transferred to HFS based on your updated ELR analysis. As part of your response, please tell us if there were any differences in type or quality of loans transferred back to HFS as compared to the ones remaining in your HFI portfolio. Additionally, please tell us if you have sold all of the loans that were transferred back to HFS; and
In order to give perspective to the $3.8 billion unpaid principal balance (UPB) of mortgage loans which were HFI that were transferred during the first two quarters of 2008 in comparison to the total HFI portfolio, we are providing the following information regarding ResCap’s HFI portfolio’s UPB as reported in ResCap’s June 30, 2008, Form 10-Q.

($ in millions)
On-balance sheet securitizations (1)	$14,703
GMAC Bank — HFI Portfolio (2)	15,884
Required SFAS 140 Gross-up (3)	535

Subtotal	31,122
All other HFI loans	7,364

Total, HFI per June 30, 2008, 10-Q	$38,486

(1)	This component of the HFI portfolio is securitized in structures that failed to achieve deconsolidation under SFAS 140. The funding for these loans is classified as Collateralized Borrowings in Securitization Trusts and as such, is not considered within management’s liquidity forecasts.

United States Securities and Exchange Commission
Mr. Amit Pande
November 26, 2008

(2)	This HFI portfolio is held within GMAC Bank and is funded in large part by Federal Home Loan Bank advances. We are comfortable with the stability of our funding related to GMAC Bank and as such, the funding for these loans and the cash position of GMAC Bank are not considered within management’s liquidity forecasts.

(3)	These HFI loans are carried on our balance sheet in accordance with the requirements of SFAS 140. These loans are held within securitizations that have been deconsolidated under SFAS 140; however, we have the option to repurchase these loans under specific repurchase provisions. Accordingly, these loans are not considered within management’s liquidity forecasts.
The above table indicates that $31.1 billion of our $38.5 billion of mortgage loans classified as HFI at June 30, 2008, are financed inside of GMAC Bank or through securitization structures. We are comfortable with the stability of our funding related to GMAC Bank and the loans sold into securitization structures and, accordingly, these loans are not a component of our strategies to improve our liquidity. We transferred $3.8 billion in mortgage loans that we believed to be more readily saleable in the current marketplace and not funded by GMAC Bank or in securitization structures to generate enough cash, in conjunction with other liquidity initiatives, to provide ResCap with adequate liquidity over the ELR forecast period. These other liquidity initiatives include, but are not limited to, the following:
•	The completion of a new ResCap funding facility with GMAC related to ResCap’s MSR assets in April 2008,

•	The completion of a private debt tender and bond exchange in June 2008,

•	The completion of a new two-year secured facility with GMAC in June 2008,

•	The renegotiation and renewal of many of ResCap bilateral secured facilities in June 2008,

•	ResCap’s completion of a receivables factoring facility with GMAC Commercial Finance, LLC, a subsidiary of GMAC, in June 2008,

•	The sale of ResCap’s Resort Finance business to GMAC in July 2008, and

•	The sale of various additional ResCap assets ranging from mortgage loans, model homes, mortgage-backed securities, and mortgage servicing rights throughout 2008, certain of which were completed with GMAC or affiliates.
Only mortgage loans not targeted and approved for sale as part of our liquidity forecast, as supported by our ELR assumptions and projections combined with other proposed liquidity initiatives, remained classified as HFI. This assessment was supported by the forecasting tools as of that date, the execution of liquidity initiatives referenced above, and the initiatives identified as of that date believed to be probable by management to address liquidity shortfalls in the current forecast.
In regard to loan quality of the transferred portfolio, there was a common characteristic in the quality of the loans transferred from HFI to HFS. Since the cause of the transfer was due to ResCap’s need to generate cashflow to address forecasted shortfalls, ResCap targeted for sale those loans that would generate the most proceeds after liquidating them in an inactive marketplace and paying down of the debt for which these loans served as collateral. Accordingly, performing (non-delinquent) and re-performing (current with delinquency in their history) loans generated the greatest levels of net cashflow. Management’s analysis was that selling delinquent mortgage loans did not achieve our

United States Securities and Exchange Commission
Mr. Amit Pande
November 26, 2008

basic objective, as their sale would have been at levels that would not have achieved positive net cashflow after retirement of the related debt.
As of September 30, 2008, our balance sheet contained mortgage loans classified as HFS with an approximate UPB of $744 million that were part of the $3.8 billion of UPB transferred from HFI to HFS in the first two quarters of 2008. Additional detail includes the following (all amounts reflect UPB):
•	$2.0 billion of the transferred mortgages loans were domestic loans. $155 million of these loans remained on our balance sheet as of September 30, 2008.

•	$1.8 billion of the transferred mortgages related to ResCap’s International Business Group (IBG) and were predominately loans from the United Kingdom and Continental Europe. At September 30, 2008, approximately $589 million of these loans remained on our balance sheet.
During the nine months ended September 30, 2008, we conducted auctions to sell these transferred loans. The $155 million of domestic loans were scheduled to be sold in the third quarter, but the third-party buyer failed to settle the transaction. In regards to the $589 million in ResCap’s IBG business, several of the third-party counterparties that were selected as the winning bidder in our auction process in the United Kingdom and Continental Europe have experienced delays in securing their funding necessary to settle these sale transactions. We are in the process of remarketing these loan portfolios for sale.
•	tell us whether you transferred any additional loans from HFI to HFS during the third quarter of 2008, and the circumstances surrounding those transfers.
During the third quarter of 2008, ResCap finalized its liquidity requirements and the required auction pool of loans resulting in an incremental $10.7 million of UPB in transferred loans from HFI to HFS, or 0.3% of the previously transferred loans. These loans were predominantly in ResCap’s IBG business. At June 30, 2008, management had performed its best estimate of the individual loans that were targeted for sale.
*      *      *      *       *

United States Securities and Exchange Commission
Mr. Amit Pande
November 26, 2008

We trust the foregoing responses adequately address your comments. In the event future information is necessary please feel free to contact us. I can be reached at (917) 369-2326 or you may contact David DeBrunner, GMAC’s Controller and Chief Accounting Officer, at (313) 656-6463.

Sincerely,
/s/ Robert S. Hull
Robert S. Hull
Chief Financial Officer

cc:	Dave Irving
Staff Accountant, United States Securities and Exchange Commission
David DeBrunner
Controller and Chief Accounting Officer, GMAC LLC